Exhibit 99.1

Suite 3400 – 666 Burrard St. Vancouver, BC, V6C 2X8 Tel: (604) 696-3000 Fax: (604) 696-3001

Toronto Stock Exchange: G	New York Stock Exchange: GG

All Amounts in $US unless stated otherwise

GOLDCORP APPROVES PEÑASQUITO MINE EXPANSION

VANCOUVER, BRITISH COLUMBIA, December 3, 2007 – GOLDCORP INC. (TSX: G, NYSE: GG) today provided details of a plan to expand mill throughput by 30% at the Peñasquito project in Mexico to 130,000 ore tonnes per day and to accelerate the project production schedule.  This expansion follows a 48% increase in proven and probable reserves announced in June, 2007.

The expanded Peñasquito operation is expected to produce an average 1.7 million gold equivalent ounces per year (approximately 400,000 ounces of gold plus silver, zinc and lead).  The new capital cost estimate for project completion amounts to $1.49 billion, which includes approximately $450 million spent to date.

Project Summary

•	Proven and probable reserves of 917 million ore tonnes, including 13.0 million ounces of gold, 864 million ounces of silver, 2.7 million tonnes of lead and 5.8 million tonnes of zinc.

•	Average annual life-of-mine production forecast of 400,000 ounces of gold, 31 million ounces of silver, 97,000 tonnes of lead and 189,000 tonnes of zinc.

•	Initial capital cost estimated at $1.49 billion.

•	Very low expected total cash cost of negative $488 per ounce of gold, net of by-product credits.

•	Net present value at discount rates of 0% and 5% projected at $5.2 billion and $2.4 billion respectively.

“We have accelerated the metals production profile and extended the mine life at Peñasquito, generating a strong rate of return in a challenging cost environment,” said Kevin McArthur, President and Chief Executive Officer.  “Our investment in this world-class mine is well underway.  The team is making great progress toward initial oxide production in 2008 and start-up of the milling circuit in 2009.  Exploration drilling and optimization efforts are continuing to provide excellent potential to deliver additional long-term shareholder value.”

Goldcorp is hosting a tour this week of several of its Mexican mines and projects, including Peñasquito.  In conjunction with the tour, the Company has posted on its website related presentation materials, including supporting detail, illustrations and photographs of the revised Peñasquito project plan discussed in this news release.  The presentation can be accessed at www.goldcorp.com.

Highlights of the enhanced project are as follows:

Peñasquito Project Expansion
	New Update	June 2006 Feasibility
Mine life (years)	19	17
Mill throughput (tonnes per day)	130,000	100,000
Initial capital cost (millions)	$1,494	$882
Sustaining capital (millions)	$561	$327
Project IRR (after tax)	17.0%*	18.7%
NPV 0% Discount (billions)	$5.2	$3.3
NPV 5% Discount (billions)	$2.4	$1.5

Average Annual Payable Metal:
Gold (troy ounces)	400,000	387,000
Silver (troy ounces – millions)	31	23
Zinc (tonnes – thousands)	189	137
Lead (tonnes – thousands)	97	71

Average annual production
as gold equivalent (ounces)	1.7M	1.3M

Unit operating costs:
Mining cost per total tonne	$0.99	$0.81
Milling cost per ore tonne	$3.90	$2.98
G&A cost per ore tonne	$0.35	$0.22

Annual total cash costs per unit
(lead as by-product) :
Gold (per ounce)	$118	$125
Silver (per ounce)	$7.17	$4.91
Zinc (per pound)	$0.54	$0.44

Total cash cost per ounce gold production	$(642)*	$(378)
(all other metals as by-products)

*Giving effect to the previously announced sale of 25% of silver production, the IRR increases to 21.3% and the total cash cost increases to negative $488 per ounce.

Metals price assumptions
as used in this update:	Base Case	Low Case	Spot Case

Gold (per ounce)	$650	$550	$780
Silver (per ounce)	$12.00	$10.00	$14.00
Lead (per pound)	$0.50	$0.40	$1.40
Zinc (per pound)	$0.90	$0.80	$1.15

Project IRR – after tax	17.0%	11.1%	28.9%
NPV 0% Discount (US$B)	5.2	3.1	10.4
NPV 5% Discount (US$B)	2.4	1.5	5.6

Capital Investment

Initial capital for the enhanced project is estimated at $1.494 billion for 130,000 tonnes per day throughput compared to the previous feasibility study estimate of $882 million for throughput of 100,000 tonnes per day.  The enhanced production rate will be accomplished through additional equipment in each of the two milling circuits and the addition of mobile mining equipment needed to achieve peak requirements of 216 million tonnes of ore and waste rock per year.  Approximately 40% of the capital increase is due to changes in project scope brought about by the growing project footprint, facilities optimization and revised infrastructure requirements.  An additional 40% of the increase is attributable to the throughput increase, including the addition of high pressure grinding rolls, shovels and haul trucks.  The remaining 20% is due to cost escalation since the 2006 feasibility study.

Goldcorp has received $485 million in cash from Silver Wheaton in exchange for selling 25% of the life of mine silver production at Peñasquito for $3.90 per ounce of silver.  This $485 million funding of the capital expenditure program increases the project’s IRR to 21.3%.

Improved Production Profile

The new construction plan calls for an acceleration of the second SAG mill line fabrication, eliminating the 18-month delay between completion of the first line and the start of the second.  Personnel and equipment will now be retained on site for continuous construction, thus shifting forward metals production.  The illustration below describes the new production profile, averaging 1.7 million gold equivalent ounces per year, using $650 gold, $12 silver, $0.50 lead and $0.90 zinc:

Further Optimization
Ongoing optimization studies are demonstrating significant opportunities to reduce unit costs, gain economies of scale and streamline the production schedule.  Studies on metallurgy and metals recovery are ongoing, including a pilot plant run of a 120 tonne bulk sample taken from a 600 meter decline near the Peñasco outcrop.  Anticipated increases in recoveries are not yet included in the project economics and have the potential to further enhance the project’s economics.  In addition, Goldcorp is investigating the possibility of constructing a power plant dedicated to its Mexico operations, and is also investigating in-pit crushing and conveyor haulage at Peñasquito.  Exploration results also continue to support the potential for eventual underground mining operations.  Each of these efforts will continue to be evaluated throughout 2008 and beyond.

Project Update
The Peñasquito project continues to attain key milestones on its way toward on-time start-up. Pre-stripping activities have begun on the initial benches of the Peñasco pit.  The Pabellon-Salaverna road, which provides new and improved access for equipment and materials deliveries, was opened to the public in September.  All towers and cable for the 400 kV power line have been installed, and the line is expected to be energized early in 2008.  The tenth water well in the Cedros Basin was completed, contributing to a sufficient supply of water for the project.  Construction of the crusher installations, oxide conveyor, leach pad, Merrill Crowe facility and mill foundation are on schedule. The Company expects to produce the first gold ounces from heap leaching of oxides in 2008 and mill start-up in 2009.

Goldcorp is the lowest-cost and fastest growing multi-million ounce gold producer with operations throughout the Americas.  Its gold production remains 100% unhedged.

Cautionary Note Regarding Forward-Looking Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver, copper, zinc and lead, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Goldcorp to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, zinc and lead as well as those factors discussed in the section entitled “General Development of the Business – Risks of the Business” in Goldcorp’s Form 40-F on file with the Securities and Exchange Commission in Washington, D.C. and Goldcorp’s Annual Information Form on file with the securities regulatory authorities in Canada. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

For further information, please contact:

Jeff Wilhoit Vice President, Investor Relations Goldcorp Inc. Telephone: (604) 696-3074 Fax: (604) 696-3001	e-mail: info@goldcorp.com website: www.goldcorp.com